                                                                Exhibit 19.1
TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller's net income in the second quarter of 2008 was $27.0 million, or 72 cents per diluted share. This compares with $36.4 million, or 98 cents per diluted share, for the same period of 2007. Net sales for the second quarter of 2008 were $753.5 million compared with $772.6 million in
2007.   For the first half, net income was $54.4 million, or $1.45 per diluted share on net sales of $1.46 billion. This compares with net income of $55.3 million, or $1.49 per diluted share, on net sales of $1.38 billion for the first half of 2007.

     As of quarter end, our financial leverage was modest with a debt to total capitalization ratio of 30.6 percent. Total stockholders' equity was $765.0 million which equates to a book value per share of $20.60 of which $7.37 per share is in cash. And, our return on average equity was 16.3 percent for the four quarters ended June, 2008.

     Mueller's earnings for the first half of 2008 were achieved despite the continuing decline in the housing industry, the sub-prime mortgage melt down, the turbulence in the financial markets, rising metal costs, sky-high energy prices and a slowing national economy. Considering these adverse circumstances, we are pleased with our results.

     Obviously, we cannot predict how long these difficult circumstances will persist. However, we are confident that Mueller's excellent balance sheet, strong cash flows and experienced management team will allow us to maximize our competitiveness and take advantage of opportunities.

     Our Annual Stockholders' Meeting was held at Mueller's headquarters in Memphis, Tennessee on May 1, 2008. The stockholders reelected our eight directors and approved the appointment of Ernst & Young LLP as our independent registered public accountants. Also, as your Board of Directors had recommended, the stockholders rejected a shareholder proposal regarding board membership. We remain committed to the principle that merit, integrity, and experience should be the basis for selecting director nominees. We appreciate your continuing support and confidence.


Sincerely,

/s/Harvey L. Karp                      /s/William D. O'Hagan
Harvey L. Karp                         William D. O'Hagan
Chairman of the Board                  President and Chief Executive Officer

July 22, 2008


     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties.
These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings. These filings are available through our website at www.muellerindustries.com.

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                 (Unaudited)
                                                For the Quarter Ended
                                            June 28,                June 30,
                                              2008                    2007
                                        (In thousands, except per share data)
Net sales                                $   753,471             $   772,647

Cost of goods sold                           661,209                 661,746
Depreciation and amortization                 11,004                  11,306
Selling, general, and
   administrative expense                     34,618                  38,971
                                          ----------              ----------

   Operating income                           46,640                  60,624

Interest expense                              (5,238)                 (5,689)
Other income (expense), net                      951                   1,925
                                          ----------              ----------

   Income before income taxes                 42,353                  56,860

Income tax expense                           (15,339)                (20,462)
                                          ----------              ----------

Net income                               $    27,014             $    36,398
                                          ==========              ==========

Weighted average shares for basic
   earnings per share                         37,119                  37,060
Effect of dilutive stock options                 340                     204
                                          ----------              ----------
Adjusted weighted average shares
   for diluted earnings per share             37,459                  37,264
                                          ----------              ----------

Basic earnings per share                 $      0.73             $      0.98
                                          ==========              ==========

Diluted earnings per share               $      0.72             $      0.98
                                          ==========              ==========

Dividends per share                      $      0.10             $      0.10
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
                                 (Unaudited)
                                              For the Six Months Ended
                                            June 28,                June 30,
                                              2008                    2007
                                        (In thousands, except per share data)
Net sales                                $ 1,457,579             $ 1,382,429

Cost of goods sold                         1,273,006               1,198,324
Depreciation and amortization                 21,988                  22,272
Selling, general, and
   administrative expense                     72,909                  73,898
                                          ----------              ----------

   Operating income                           89,676                  87,935

Interest expense                             (10,705)                (11,183)
Other income (expense), net                    4,968                   6,878
                                          ----------              ----------

   Income before income taxes                 83,939                  83,630

Income tax expense                           (29,570)                (28,319)
                                          ----------              ----------

Net income                               $    54,369             $    55,311
                                          ==========              ==========

Weighted average shares for basic
   earnings per share                         37,108                  37,044
Effect of dilutive stock options                 269                     160
                                          ----------              ----------
Adjusted weighted average shares
   for diluted earnings per share             37,377                  37,204
                                          ----------              ----------

Basic earnings per share                 $      1.47             $      1.49
                                          ==========              ==========

Diluted earnings per share               $      1.45             $      1.49
                                          ==========              ==========

Dividends per share                      $      0.20             $      0.20
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                                          June 28, 2008      December 29, 2007
                                                   (In thousands)
Assets

Cash and cash equivalents                $   273,620             $   308,618
Accounts receivable, net                     392,826                 323,003
Inventories                                  263,752                 269,032
Other current assets                          36,789                  39,694
                                          ----------              ----------

     Total current assets                    966,987                 940,347

Property, plant, and equipment, net          303,453                 308,383
Other assets                                 201,361                 200,474
                                          ----------              ----------
                                         $ 1,471,801             $ 1,449,204
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $    55,365             $    72,743
Accounts payable                             130,182                 140,497
Other current liabilities                    120,478                 121,813
                                          ----------              ----------

     Total current liabilities               306,025                 335,053

Long-term debt                               281,586                 281,738
Pension and postretirement liabilities        36,001                  36,071
Environmental reserves                         8,873                   8,897
Deferred income taxes                         46,197                  52,156
Other noncurrent liabilities                   2,197                   2,029
                                          ----------              ----------

     Total liabilities                       680,879                 715,944

Minority interest in subsidiary               25,895                  22,765

Stockholders' equity                         765,027                 710,495
                                          ----------              ----------

                                         $ 1,471,801             $ 1,449,204
                                          ==========              ==========